Exhibit (a)(5)(A)

Amendment to Frequently Asked Questions

(new material underlined)

Question: Does this impact employees that hold Microsoft stock through the ESPP program?

Answer: Yes, employees who hold shares that they purchased shares through the ESPP may elect to tender some or all of those shares. Employees wishing to tender ESPP shares should be aware that the “disqualifying distribution” rules apply. Any shares tendered that have not been held for 21 months after purchase will result in ordinary income tax treatment of the gain.